LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

January 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Attn:       Jeffery P. Riedler, Assistant Director
Sebastian Gomez Abero, Esq.

Re:           Auriga Laboratories, Inc. (“Registrant” or “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed on January 7, 2008
File No.  333-148295

Gentlemen:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form SB-2 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s January 9, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

General

1.
In accordance with your comment, the Company has revised the fourth paragraph in the cover page to clarify that Dutchess is an underwriter.  Also, in response to your comment we have deleted “deemed” in the third sentence under the heading “Selling Security Holders” on page 33.

Executive Compensation, page 111

2.	In response to your comment and in accordance with Item 402 of Regulation B, we have updated all the compensation disclosure through the Registrant’s fiscal year ended December 31, 2007.

Subsequent Events

The Registrant has also updated the Registration Statement to include subsequent events, all of which have been described in recent Form 8-K filings with the Commission. In particular, (i) the resignation of Mr. Pesin as CEO and Chairman and the appointment of Mr. Greico as CEO.  Mr. Maza, a current director, was elected  by the Board as Chairman and Ms. Alcaraz, the Registrant’s Corporate Counsel, was appointed Secretary, (ii) the termination of Williams & Webster as the Registrant’s auditors and the appointment of PMB+HelinDonovan as the Registrant’s new auditors and (iii) the sale of Stesso Pharmaceuticals, LLC, a wholly-owned subsidiary of Registrant, on December 12, 2007, and its subsequent rescission on January 21, 2008, which the parties to the rescission agreed would render the sale void ab initio and of no effect (the “Stesso Transactions”) as set forth under “DESCRIPTION OF BUSINESS-Company Overview on page 46.

The Stesso Transactions

In accordance with the sale of Stesso on December 12, 2007 the Registrant deleted any reference to Stesso, its products Extendry and Levall and other relevant Stesso information.  In view of the resciession of the Stesso sale, the Registrant has included in this Amendment No. 2 all disclosure relating to Stesso and the Extendryl and Levall products that appeared in the Registrant’s prior SB-2 (File No. 333-146619) that was declared effective by the Securities and Exchange Commission on October 22, 2007 (the “October SB-2”).  There is no new material or disclosure relating to Stesso that was not contained in the October SB-2.

Enclosed with this letter is a letter from the President of the Registrant requesting acceleration and acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.  Thank you.

Very truly yours,
Law Offices of William B. Barnett

/s/ William B. Barnett

William B. Barnett

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